Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 15, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR    ISIN: ZAE000015228

(“Harmony”)

HARMONY OFFERS IMMEDIATE VALUE

On Friday 12th November 2004, Harmony’s shareholders approved Harmony’s offers for Gold

Fields and the issue of new shares that will finance the offers for Gold Fields.

Gold Fields shareholders can therefore now accept Harmony’s early settlement offer.

This offer closes on 26th November 2004 and provides Gold Fields shareholders with:

VALUE:	An upfront premium of 29%. By accepting the early settlement offer you will lock your premium in now.

MORE VALUE:

The offer provides a share in the value uplift that would come from applying Harmony’s efficiency programmes to Gold Fields’ mines. Harmony believes annual cost savings of at least R1bn will deliver over R17bn of market value to shareholders.

Remember: Harmony bought the Evander mine from Gold Fields in 1998 when they were planning to close it down. In the quarter ended 30th September 2004, this mine had a profit margin higher than Driefontein, Kloof and Beatrix.

OPPORTUNITY:	The combination of Harmony and Gold Fields would create the world’s largest gold miner by production, reserves and resources. Harmony believes it will have a strong market position, a balanced portfolio with significant growth potential and strong management with a proven track record. In short, it will have a compelling equity story.

SIMPLICITY:	The early settlement offer is not subject to the same conditions as the subsequent offer.

ACCEPT THE HARMONY OFFER TODAY

How to accept the early settlement offer:

If you are a certificated holder, you should complete and return the form of acceptance, surrender and transfer attached to the offer document sent to Gold Fields shareholders, in accordance with the instructions therein, and lodge it with, or post it to, Harmony’s transfer secretaries, Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), South Africa, or Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England, so as to be received by them by no later than 12h00 (South African time) on Friday, 26 November 2004.

If you are a dematerialised shareholder, you should contact your CSDP or broker and furnish them with your instructions, so as to be received by them in order for them to transmit your instructions by no later than 12h00 (South African time) on Friday, 26 November 2004.

The last day to trade on the JSE in order to participate in the early settlement offer will be Friday, 19 November 2004.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.]

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.